FUNDING AGREEMENT

This Agreement (the "Agreement") is made as of this the day of
_[EFFECTIVE DATE]_____ (the "Effective Date") by and between The Wilderness Road LLC, with an address of 393 New Hope Trail NW, Brookhaven MS 39601 ("Production Company") and __[INVESTOR NAME]_____, ("Funder").

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth and intending to be legally bound, Funder and Production Company (each a "Party," and collectively, the "Parties") agree as follows:

1.0 FUNDS. Funder shall provide to Production Company the amount of
_$[AMOUNT]_____ ("Investment") for use in the production of, and, if funds remain, the marketing and distribution of, the feature length motion picture currently entitled *The Wilderness Road* (the "Picture"), to be directed by Travis Mills. Funder shall have no rights hereunder unless and until the entire Investment is timely received by Production Company in its required account, in US dollars.

2.0 EXCLUSIVE USE. Production Company shall use funding proceeds as provided in section 1.0 and not for general expense or other projects. Production Company has no obligation to greenlight production of the Picture, or to continue to produce or exploit the Picture, such as for example in the event of force majeure.

3.0 SHARE OF REVENUE. From the receipt by Production Company of monies due solely to licensing to third parties of feature distribution rights in any and all territories and media of the Picture (ie, "Gross Proceeds"), if any, and subject to the other terms and conditions hereof, Funder shall recoup its Investment in the following manner, pro rata in proportion of its Investment to all equity funding raised for the Picture determined as of completion of the Picture ("Pro Rata"), and in the following order of priority:

a) First, if necessary, Production Company shall have the right to repay any higher priority investors, including any premium owed, such as debt investors (creditors) or 'last in, first out' investors, provided that such amounts are used by Production Company towards the production, marketing, or distribution of the Picture.

b) Second, Funder shall receive its Pro Rata share of one hundred percent (100%) of the remaining amount of Gross Proceeds on a pari passu basis with the other Funders, if any, until Funder and all other Funders have recouped one hundred and twenty-five percent (135%) of their respective investments. The remaining Gross Proceeds, if any, shall be referred to as the "Net Profits".

c) Third, Funder shall receive its Pro Rata share of fifty percent (50%) of the Net Profits of the Picture, pari passu with the other Funders, if any. The definition of Net Profits applicable to Funder will be substantially the same as that accorded to Company by all Funders who are investing in the Picture via this offering, and, in no event will the definition, calculation and accounting of "Net Profits" (including, without limitation, the frequency of accounting) applicable to Funder be less favorable than that accorded to any other such Funder.

4.0 ADJUSTED GROSS PROCEEDS.

4.1. Adjusted Gross Proceeds (as defined in Paragraph 4.2 below) shall be allocated as follows:

(i) First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to Financier and the Additional Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds and the Additional Equity Funds) and Filmmaker Funds and pari passu basis until such time, if ever, as Financier has received an amount equal to one hundred twenty-five percent (135%) of the Financier Funds and the Additional Financiers have received an amount equal to one hundred twenty-five percent (135%) of the Additional Funds; and

(ii) following such time, if ever, as Financier has recouped an amount equal to one hundred percent (100%) of the Financier Funds and the Additional Equity Financiers have recouped an amount equal to one hundred twenty-five percent (135%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Financier and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and pari passu basis. All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Producer's share of Net Proceeds.

(iii) The 50% distribution split assumes that the Financier and Additional Financiers contribute the entire budget of the project to the Company. To the extent they contribute less than the entire budget, the 50% distribution split shall be adjusted on a pro rata basis. For purposes of clarity and by way of example, if $800,000 of a $1 million budget is raised by the Financier and Additional Equity Financiers, that would equal 80% of the $1M, which would result in them receiving 80% of the 50% split, or 40% of the Net proceeds.

(iii) "Filmmaker Funds" is defined as all the additional funds required to produce and market the Picture in addition to Financier Funds, Additional Funds, and Additional Equity Funds, e.g. loans, advances, minimum guarantees, etc.

4.2. As used herein, "Gross Proceeds" shall mean any and all amounts, including nonrefundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses,) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

5.0 AUDITING. At any point following closure of this offering, or commencement of principal photography if earlier, Funder may request in writing an audit of Production Company's accounts for the Picture. Such audit would be at the Funder's expense, shall require at least ten (10) days' written notice, and the Production Company shall fully cooperate with the Funder's auditor.

6.0 WARRANTIES AND REPRESENTATIONS; INTELLECTUAL PROPERTY.
Funder hereby warrants and represents to Production Company that Funder has the complete authority and power to enter into this Agreement. Funder acknowledges that it (or he/she) has received any and all material information related to the Picture, this investment, the entertainment industry, and how Production Company intends to generate revenue, and the expenses it expects to incur related hereto, and the risks of this investment, and Production Company has answered any and all questions Funder may have had; Funder acknowledges that it might not recoup part or all of its Investment. Funder acknowledges that all securities-related laws and regulations have been complied with by Production Company and its personnel, and Funder shall make no claim inconsistent with this acknowledgment. Funder acknowledges that it shall not be deemed as possessing or acquiring any interest in the copyright, trademark, or other rights in or to the Picture in any of its versions, including any works derived therefrom, or the titles, loglines, treatments, screenplays, characters,

plot, dialogue, themes, visuals, 'world' or 'universe', or other elements of the foregoing. Nor shall Funder be deemed as acquiring any shares, membership units, or other ownership interest in Production Company as an entity, except by separate agreement (such as an LLC Operating Agreement) executed by Funder and Production Company's authorized signatory.

7.0 ASSIGNMENT. Funder shall have no right to assign this Agreement or any part hereof, and acknowledges that this investment is not being done for purposes of resale; Funder acknowledges that any sale or other transfer of or related to this investment or Agreement may not be permitted under applicable securities regulations. Production Company shall have the right to assign this Agreement or any part hereof, however, any such assignment shall be made specifically subject to the terms and conditions and obligations of this Agreement.

8.0 NO EQUITABLE RELIEF. In the event of a breach of this Agreement by Production Company, the rights and remedies of Funder shall be limited to the right to recover monetary damages, if any, in an action at law and in no event shall Funder be entitled to enjoin or restrain the production or distribution or exhibition of the Picture or any element thereof, or the use, publication, or dissemination of any advertising or marketing issued in connection therewith, and Funder irrevocably waives any right to equitable or injunctive relief.

9.0 INDEMNIFICATION. Funder shall indemnify and hold harmless Production Company and the parents, affiliates, and subsidiary companies thereof, and the successors, licensees, and assigns thereof, and their respective directors, managers, employees, agents, personnel, shareholders, owners, representatives, from all third party claims, liabilities, damages, costs and reasonable legal fees arising from any breach or alleged breach of any warranty, representation or agreement made by Funder.

10.0 AGREEMENT. This Agreement shall be governed by and construed in accordance with the laws of the State of Mississippi. The parties agree and consent that the jurisdiction and venue of all matters relating to this Agreement will be vested exclusively in the federal, state and local courts within the State of Mississippi. This Agreement contains the entire understanding of the Parties relating to the subject matter herein, and supersedes all other agreements between the Parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of the parties hereto. A waiver by either Party of any provision of this Agreement in any instance shall not be deemed to waive such provision for the future. All remedies, rights, undertakings, and obligations contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, or obligation of either Party. Should any provision of this Agreement be determined to be void or voidable, it shall be curtailed only to the extent of such voidness or voidability, and shall otherwise not affect the validity of that provision or any other provision of this Agreement. Funder specifically acknowledges that acceptance of this investment is at the sole and absolute discretion of Production Company, and there shall not be deemed to be any agreement between Funder and Production Company unless and until this Agreement is countersigned by Production Company.

[*Signature page follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

COMPANY:

The Wilderness Road LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

INVESTOR:

By: _____

Investor Signature

By:_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited